02047834

SEC MAIL PROCESSING
RECEIVED
OCT 21 2002
WASH. D.C. 154 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **September 27, 2002**

COMMISSION FILE NUMBER: **01-31380**

FOXPOINT RESOURCES LTD.
(Translation of registrant's name into English)

PROCESSED
OCT 2 3 2002
THOMSON
FINANCIAL

Suite 300, 570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ **Form 40-F** _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - □.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS			FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NAME OF ISSUER FOXPOINT RESOURCES LTD.			July 31, 2002	2002/09/25
ISSUER'S ADDRESS 300 - 570 Granville Street				
CITY Vancouver	PROVINCE B.C.	POSTAL CODE V6E 2M6	ISSUER FAX NO. (604) 681-4692	ISSUER TELEPHONE NO. (604) 689-1428
CONTACT NAME Brian E. Bayley		CONTACT POSITION Director		CONTACT TELEPHONE NO. (604) 689-1428
CONTACT EMAIL ADDRESS N/A		WEB SITE ADDRESS N/A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has beenapproved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Brian E. Bayley"*	Brian E. Bayley	2002/09/25
(signed) *"S. Paul Kostuik"*	S. Paul Kostuik	2002/09/25

Foxpoint Resources Ltd.

Unaudited Interim Financial Statements
July 31, 2002
(expressed in Canadian dollars)

Foxpoint Resources Ltd.

Balance Sheets

As at July 31, 2002 (Unaudited) and April 30, 2002 (Audited)

(expressed in Canadian dollars)

	July 31, 2002 $	April 30, 2002 $
Assets		
Current assets		
Cash and cash equivalents (note 13)	2,989,495	3,669,390
Short-term investments	190,000	190,000
Accounts receivable	223,322	130,050
Inventories	2,558,027	-
Prepaid expenses	202,536	130,797
	6,163,380	4,120,237
Deferred financial charges (note 7)	207,117	-
Mineral properties (note 4)	2,939,376	2,037,369
Property, plant and equipment (note 5)	5,832,593	5,790,256
Mine closure bonds	2,043,435	2,043,435
	17,185,901	13,991,297
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 11(b))	2,267,234	966,194
Current portion of notes payable (note 6)	1,877,260	2,914,521
Convertible loans (note 7)	2,418,406	-
	6,562,900	3,880,715
Notes payable (note 6)	863,562	1,726,849
Provision for reclamation and site restoration	2,043,435	2,043,435
	9,469,897	7,650,999
Shareholders' Equity		
Capital stock (note 8)		
Authorized		
Unlimited common shares without par value		
Issued		
19,003,027 (2001 - 11,559,239) common shares	9,320,378	7,177,882
Options (note 9)	132,429	128,168
Warrants (note 10)	1,337,470	1,044,040
Equity component of convertible loans (note 7)	94,546	-
Deficit	(3,168,819)	(2,009,792)
	7,716,004	6,340,298
	17,185,901	13,991,297

Nature of operations (note 1)

Approved by the Board of Directors

(signed) *"Brian E. Bayley"* Director (signed) *"S. Paul Kostuik"* Director

The accompanying notes are an integral part of these financial statements.

Foxpoint Resources Ltd.

Statements of Operations and Deficit

For the three months ended July 31, 2002 and 2001 (Unaudited)

(expressed in Canadian dollars, except per share amounts)

	2002 $	2001 $
Expenses (income)		
Amortization	155,215	-
Capital tax	15,000	-
Consulting	118,261	46,001
Exploration	503,240	-
Amortization of finance fees	36,149	-
Foreign exchange (gain) loss	-	(3,764)
Interest and bank charges - net of interest income	127,342	(4,481)
Investor and shareholder relations	74,112	313
Operating, office and miscellaneous (note 11 (a))	19,709	10,758
Legal and audit	95,276	3,571
Property examinations	-	58,382
Stock-based compensation	4,261	-
Transfer agent and listings fees	10,462	1,346
Loss for the period	(1,159,027)	(112,126)
Deficit - Beginning of period (note 8 (b))	(2,009,792)	(14,429,101)
Deficit - End of period	(3,168,819)	(14,541,227)
Basic and diluted loss per share	(0.06)	(0.01)
Weighted average number of shares outstanding	18,483,425	10,776,630

The accompanying notes are an integral part of these financial statements.

Foxpoint Resources Ltd.

Statements of Cash Flows

For the three months ended July 31, 2002 and 2001 (Unaudited)

(expressed in Canadian dollars)

	2002 $	2001 $
Cash flows from operating activities		
Loss for the period	(1,159,027)	(112,126)
Items not affecting cash		
Amortization	155,215	-
Accretion of interest and finance charges	148,553	-
Stock-based compensation	4,261	-
Changes in non-cash working capital items		
Increase in accounts receivable	(93,272)	(3,088)
Increase in inventories	(2,558,027)	-
Increase in prepaid expenses	(71,739)	(935)
Increase in deferred costs	-	(7,488)
Increase (decrease) in accounts payable and accrued liabilities	1,301,040	(43,121)
	(2,272,996)	(166,758)
Cash flows from financing activities		
Net proceeds from issuance of capital stock	2,217,660	600,000
Proceeds from issuance of convertible loans	2,500,000	-
Financing costs	(25,000)	-
Payment of notes payable	(2,000,000)	-
	2,692,660	600,000
Cash flows from (applied to) investing activities		
Purchase of capital assets	(197,552)	-
Mineral property costs	(902,007)	-
	(1,099,559)	-
Increase (decrease) in cash and cash equivalents	(679,895)	433,242
Cash and cash equivalents - Beginning of period	3,669,390	194,109
Cash and cash equivalents - End of period	2,989,495	627,351

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these financial statements.

1 Nature of operations

The company owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001 and which are being placed back into commercial production. The continued operations of the company are dependent upon the existence of economically recoverable reserves, the ability of the company to obtain financing as required to sustain the development, and upon future profitable production.

The company's ability to continue as a going concern is dependent on the attainment of profitable and cash-generating operations sufficient to sustain the company. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

2 Significant accounting policies

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principals ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended April 30, 2002.

3 Acquisition of mineral properties and property, plant and equipment

On December 14, 2001, the company acquired various mineral property and mining assets located in and around Kirkland Lake, Ontario. These assets included five contiguous gold mining properties known as the Macassa, Lake Shore, Wright-Hargreaves, Teck Hughes and Kirkland Lake Gold properties and all plant and equipment located on the properties at the date of the purchase agreement. All of the mining properties were previously operating gold mines, the last of which suspended operations indefinitely in June of 1999. The mine was allowed to flood to the 3500-foot level by the vendor prior to the acquisition by the company.

(expressed in Canadian dollars)

The terms of the acquisition were:

a) Cash payments aggregating $5 million, with $2 million paid in June 2002 and $1 million to be paid in each of December 2002, June 2003 and December 2003 (note 6).

b) A net smelter royalty granted to the vendor which is payable on a sliding scale commencing at 2% if the price of gold sold is equal to or greater than US$300 per ounce and increasing to 4% if the price of gold sold is equal to or greater than US$500 per ounce. The royalty amount due, if any, is payable quarterly commencing on the third month anniversary of the commencement of commercial production from any of the properties and terminates upon a maximum aggregate payment of $15 million.

c) Assumption of all existing environmental and rehabilitation costs of the mining properties, including the assumption of mining closure bonds previously posted by the vendor and aggregating $2,043,435.

d) The payment of certain care and maintenance costs incurred by the vendor from the time of the agreement to the closing date of December 14, 2001.

The properties acquired comprise an aggregate of 224 patented and unpatented mining claims and crown leases. Some of the mining interests are subject to royalty interests payable to parties other than the vendor. These royalty interests differ depending on the claim, and range from net smelter royalties of 1% to 2%, production royalties of $0.10 to $4.00 per ton of ore mined or net profit royalties from 2% to 5%, while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%.

The purchase consideration has been recorded as follows:

	$
Consideration paid	
Present value of $5 million cash payments payable June 2002 to December 2003 discounted at 10%	4,453,699
Cash provided to secure mine closure bonds	2,043,435
Closing adjustments and other direct costs	314,389
Total	6,811,523
Assets acquired and liabilities assumed	
Mine closure bonds	2,043,435
Property, plant and equipment	6,015,849
Mineral properties	795,674
Provision for reclamation and site restoration	(2,043,435)
Total	6,811,523

(expressed in Canadian dollars)

4 Mineral properties

	2002 $	2001 $
Balance - Beginning of period	2,037,369	-
Additions		
Kirkland Lake rehabilitation costs	902,007	-
Balance - End of period	2,939,376	-

5 Property, plant and equipment

	Cost $	Accumulated amortization $	Net $
Computer equipment	87,380	3,640	83,740
Mine and mill equipment	6,094,562	376,644	5,717,918
Vehicles	31,459	524	30,935
	6,213,401	380,808	5,832,593

6 Notes payable

The company signed notes payable in connection with the acquisition of the mineral property and mining assets in Kirkland Lake, Ontario (note 3). The notes are non-interest bearing and are payable on the following dates:

		Net Present Value	
	Principal $	July 31, 2002 $	April 30, 2002 $
June 11, 2002 (paid)	1,000,000	-	988,494
June 14, 2002 (paid)	1,000,000	-	987,671
December 13, 2002	1,000,000	963,561	938,356
June 11, 2003	1,000,000	913,699	888,494
December 13, 2003	1,000,000	863,562	838,355
		2,740,822	4,641,370
Less: Current portion		(1,877,260)	(2,914,521)
		863,562	1,726,849

The non-interest bearing notes have been discounted at 10% per annum, which is estimated to be consistent with similar borrowings which would have been available to the company.

(expressed in Canadian dollars)

	July 31, 2002 $	**April 30, 2002 $**
Balance - Beginning of period	4,641,370	-
Acquisition (note 3)	-	4,453,699
Accretion of interest	99,452	187,671
Less: payments	(2,000,000)	-
Balance – End of period	2,740,822	4,641,370

7 Convertible debt

On June 11, 2002, the company completed a loan financing of $2,500,000. The loan has a term of one year, which can be extended for one year at the company's option (see below), and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders' option into special warrants at the rate of $4.00 per special warrant and the accrued interest is convertible into special warrants at the rate equal to the higher of $4.00 per special warrant or the then market price of the company's shares. Each special warrant, including those issued as a bonus, is convertible into one common share of the company which will be subject to a four-month hold period ending October 11, 2002. If the loans are converted or repaid before the first anniversary date, the lenders shall receive one year's worth of interest (excluding interest converted into shares) on the original loan amount.

The company has determined the value of the equity conversion feature of the convertible debt to be $94,546 using the Black-Scholes method with the following assumptions:

Term to expiry	1 year
Risk-free interest rate	3%
Expected stock price volatility	50%
Expected dividend yield	0%

The remainder of $2,405,454 has been classified as debt.

The lenders received an aggregate of 125,000 special warrants exercisable at $2.05 for 10 years, as a bonus for making the loans, which have been determined to have a fair value of $218,266 applying the Black Scholes method with the following assumptions:

Term to exercise	10 years
Risk-free interest rate	5%
Expected stock price volatility	50%
Expected dividend yield	0%

(expressed in Canadian dollars)

At the Company's option, the maturity date of the loans may be extended for one year by the issuance to the lenders of special warrants convertible into 125,000 common shares of the Company. The special warrants, if issued, will be subject to a four-month hold period from issuance of such special warrants.

The company paid a finder's fee of $25,000 on closing of the financing, which, together with the recorded fair value of the 125,000 special warrants of $218,266, has been deferred and is being amortized over the initial term of the debt. A summary of deferred finance costs incurred and amortization during the period is shown below.

	July 31, 2002 $	April 30, 2002 $
Balance – Beginning of period	-	-
Finance charges incurred	243,266	-
Less: amortization	(36,149)	-
Balance – End of period	207,117	-

8 Capital Stock

	Number of shares	Amount $
Balance – April 30, 2002	17,978,504	7,177,882
Issued for cash		
Exercise of option (note 9)	2,500	3,375
Exercise of warrants (note 10)	22,023	40,248
Common shares issued for cash (a)	1,000,000	2,350,000
Share insurance costs	-	(251,127)
Balance – July 31, 2002	19,003,027	9,320,378

a) On June 21, 2002, the company closed a brokered private placement of 1,000,000 shares at a price of $2.35 per share for gross proceeds of $2,350,000. The agent also received a compensation option to purchase 100,000 common shares for a period of 24 months at a price of $2.35 per share.

b) At the company's annual general meeting, held on October 17, 2001, shareholders approved a reduction of stated capital by an amount up to the amount of the company's deficit. The reduction recorded was the amount of the company's deficit as at September 30, 2001. The "Deficit, Beginning of period" for the 2001 period in the "Statement of Operations and Deficit" is the pre-reduction stated deficit figure.

(expressed in Canadian dollars)

9 Options

In accordance with TSX Venture Exchange policy, the company may grant options to executive officers and directors, employees and consultants enabling them to acquire, in the aggregate, up to 10% of the issued and outstanding common stock of the company. The exercise price of each option equals the market price of the company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

Stock options issued to officers, directors, employees and consultants are as follows:

	2002		2001	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - May 1	1,173,000	1.34	-	-
Granted	110,000	2.18	350,000	1.10
Exercised	(2,500)	1.35	-	-
Forfeited	-	-	-	-
Options outstanding – July 31	1,280,500	1.41	350,000	1.10
Options exercisable – July 31	1,097,500	1.37	350,000	1.10

The following table summarizes information about stock options outstanding and exercisable at July 31, 2002:

Exercise price $	Options outstanding	Options exercisable	Outstanding options weighted average remaining life (years)	Exercisable options weighted average remaining life (years)
1.10	350,000	350,000	3.66	3.66
1.35	605,500	605,500	4.22	4.22
1.60	160,000	-	4.70	-
1.85	20,000	20,000	0.41	0.41
1.96	35,000	12,000	0.58	0.58
2.05	75,000	75,000	4.81	4.81
2.45	35,000	35,000	4.85	4.85
1.10 – 2.45	1,280,500	1,097,500	4.02	3.99

(expressed in Canadian dollars)

For the three months ended July 31, 2002, the value of stock options granted to non-employees is $4,261. The fair value of these options is estimated using the Black-Scholes option pricing model with the following assumptions:

Expected option life in years	1
Risk-free interest rate	3%
Expected stock price volatility	50%
Expected dividend yield	0%

10 Warrants

During the period ended July 31, 2002, the company issued warrants as agents' commissions in connection with a private placement financing (note 8(a)).

The changes in warrants outstanding are as follows:

		2002		2001
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding - May 1	3,478,235	1.53	2,000,000	0.30
Granted	225,000	2.18	-	-
Exercised	(22,023)	1.55	(2,000,000)	0.30
Warrants outstanding – July 31	3,681,212	1.57	-	-

11 Related party transactions

The following related party transactions occurred during the period:

a) The company paid office facilities and administration services in the amount of $18,000 (2001 - $10,500) to a company related by directors in common.

b) At July 31, 2002, accounts payable included $nil (2001 - $3,777) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12 Segmented information

The company has one operating segment, consisting of the acquisition, exploration and development of mineral properties located in Canada. During the periods ended July 31, 2002 and 2001, the company did not earn any revenue and all of the company's capital assets were in Canada.

(expressed in Canadian dollars)

13 Supplemental cash flow information

	2002 $	2001 $
Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	-	-

Cash and cash equivalents are comprised of:

	2002 $	2001 $
Cash	2,989,495	627,351
Short-term investments with maturities less than 90 days	-	-
	2,989,495	627,351

During the period ended July 31, 2002 and 2001, the company conducted non-cash financing and investing activities as follows:

	2002 $	2001 $
Warrants issued as share issuance costs	81,276	-
Warrants issued as convertible loans financing costs	218,266	-
Stock-based compensation	4,261	-

14 Stock-based compensation

As explained in note 9, the company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Accordingly, under the intrinsic value method, no compensation expense has been recognized on the employee stock option in the statements of operations. If compensation costs for all grants under the employee stock option plan had been determined by the fair value method, net loss and loss per share would have been as follows:

(expressed in Canadian dollars)

	Three months ended July 31, 2002
Net loss:	
As reported	$ (1,159,027)
Pro forma	(1,235,146)
Loss per share	
As reported	(0.06)
Pro forma	(0.07)

The company recognizes the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended July 31, 2002
Expected life of options	5 years
Risk-free interest rate	5%
Expected stock price volatility	50%
Expected dividend yield	0%
Weighted-average fair value of options	$ 2.05

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

For the three months ended July 31, 2002 the Company expensed the following exploration costs:

Drilling	$416,466
Surveying	10,400
Assaying	30,138
Miscellaneous	46,236
TOTAL	$503,240

Deferred development costs are referred to in Note 4 of the financial statements as rehabilitation costs. See the Statements of Operations and Deficit in the financial statements for a breakdown of the general and administrative expenses.

2. Related party transactions:

A fee of $3,500 per month is paid for office facilities and administrative services to a company related by virtue of directors in common (refer to Note 11 of the financial statements). A breakdown of services provided for the monthly fee is as follows:

Accounting services	$ 500
Regulatory services	500
Rent and office services	300
Management fees	2,200
TOTAL	$3,500

In addition, a fee of $7,500 was paid for additional services rendered by the related company.

3. Summary of securities issued and options granted during the year-to-date period:

(a) The Company issued the following securities (other than stock options) during the year-to-date period:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Issue Price per Security	Total Proceeds	Type of Consideration	Commission Paid
June 11, 2002	Convertible Loans (1) Warrants (1)	Private Placement	2 125,000	$2,187,500 $312,500 -	$2,500,000 -	Cash	$25,000
June 21, 2002	Shares	Private Placement	1,000,000	$2.35	$2,350,000	Cash	Broker Options (2)

(1) The loans are convertible at the lenders' option into special warrants at the rate of $4.00 per special warrant and accrued interest is convertible into special warrants at the rate equal to the higher of $4.00 per special warrant or the then market price of the company's shares. Each special warrant, including those issued as a bonus, is convertible into 1 common share of the company which will be subject to a four-month hold period ending October 11, 2002.

(2) Option to purchase 100,000 shares at $2.35 per share exercisable on or before June 21, 2004.

(b) The Company granted the following stock options during the year-to-date period:

Date of Issue	Name of Optionee	Number of Shares	Exercise Price	Expiry Date
May 22, 2002 (1)	W. Warren Holmes, Director	75,000	$2.05	May 22, 2007
June 7, 2002	1 Consultant	35,000	$2.45	June 7, 2003

(1) Effective July 1, 2002

4. Summary of securities as at the end of the reporting period:

The Company had the following securities issued and outstanding as of the end of the fiscal period and the date of this report:

	End of fiscal period			Date of this report		
	(#)	Issue or Conversion Price ($)	Expiry or Maturity Date	(#)	Issue or Conversion Price ($)	Expiry or Maturity Date
Common shares*	19,003,027	9,565,393	-	19,023,027	9,592,393	-
Stock options	350,000	1.10	March 22, 2006	350,000	1.10	March 22, 2006
	530,000	1.35	October 3, 2006	525,000	1.35	October 3, 2006
	75,500	1.35	February 6, 2007	60,500	1.35	February 6, 2007
	160,000	1.60	April 11, 2007	160,000	1.60	April 11, 2007
	20,000	1.85	December 29, 2002	20,000	1.85	December 29, 2002
	35,000	1.96	February 28, 2003	35,000	1.96	February 28, 2003
	75,000	2.05	May 22, 2007	75,000	2.05	May 22, 2007
	35,000	2.45	June 7, 2003	35,000	2.45	June 7, 2003
Convertible loans	$2,500,000	4.00	June 10, 2003	$2,500,000	4.00	June 10, 2003
Broker warrants	160,000	1.30	December 12, 2003	160,000	1.30	December 12, 2003
	330,000	1.30	December 14, 2003	330,000	1.30	December 14, 2003
Broker options	100,000	2.35	June 21, 2004	100,000	2.35	June 21, 2004
Share purchase warrants	800,000	1.55	December 12, 2003	800,000	1.55	December 12, 2003
	1,416,212	1.55	December 14, 2003	1,416,212	1.55	December 14, 2003
	750,000	1.60	March 5, 2004	750,000	1.60	March 5, 2004

* An unlimited number are authorized to be issued.

There were no shares held in escrow or subject to pooling agreements.

5. **Names of the Directors and Officers as at the date of this report:**

D. Harry W. Dobson, Director	Harry Dobson, Chairman of the Board
Brian A. Hinchcliffe, Director	Brian Hinchcliffe, President and CEO
Brian E. Bayley, Director	Kevin Bullock, Vice President Corporate Development
A. Murray Sinclair, Director	
W. Warren Holmes, Director	Donn Burchill, CFO
S. Paul Kostuik, Director	Sandra Lee, Secretary

FOXPOINT RESOURCES LTD.
Quarterly Report
July 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Foxpoint Resources Ltd. (the "Company") is an operating gold mining company located in Kirkland Lake, Ontario. It owns the Macassa Mine and Mill and four contiguous former gold producing properties which it purchased on December 14, 2001. The Company commenced gold production on May 14, 2002.

Operations

As of July 31, 2002, 37,546 feet in 146 holes of surface drilling took place on the Wright Hargreaves, Lake Shore, and Teck Hughes properties. The program was undertaken in early April focusing on open pitable vein systems, and in particular, those vein systems that are production accessible from the Lake Shore ramp located in the central and eastern sections of the Kirkland Lake orefield on the properties referred to above. This ramp was driven in the 1980's from the boundary between the Teck-Hughes and Lake Shore properties and halfway across the Wright-Hargreaves Mine property. Covering a strike length of 3,800 feet and with developed levels at 200-foot and 400-foot horizons below surface, the ramp is a valuable asset of the Company's Kirkland Lake properties. To date, significant diamond drill intersections have been returned from the E-Vein (Teck-Hughes), Mud Break (Wright-Hargreaves), North Vein (Wright-Hargreaves), and 309 Vein (Wright-Hargreaves). Newly discovered veins include the Court Vein (Teck-Hughes), and Angel Vein (Wright-Hargreaves).

In July, we commenced a drilling program from the 3835-foot level at the Macassa Mine to the east of Shaft #3. Up to July 31st, 5,483 feet of drilling in 25 holes were completed. Past mining has taken place from as deep as the 7050-foot level up to the 3835-foot level (over 3200 feet of plunge length). Priority targets include follow-up drilling in the vicinity of previous drill intersections which returned in the past assays of up to 11.41 ounces per ton over 1.8 feet and 1.64 ounces per ton over 9.0 feet that are not included in any reserve or resource figures. A total of 115,000 feet is planned to be drilled from this level as the Company continues to develop up-plunge mineralization, which will be tested up to 1,000 feet above the 3835-foot level.

The Company has been undertaking an underground dewatering program from Shaft #3 where it has been pumping to surface 1,000 to 1,500 imperial gallons per minute. During the first fiscal quarter, more than 97 million imperial gallons were removed from the mine. During July, modifications were made to the system to improve the pumping rate to 1,500-2,000 imperial gallons per minute with the objective to lower the water level in the mine down to the 5150-foot level. Upon reaching the 4250-foot level, diamond drilling will begin in an effort to outline new reserves and resources at this level and attempt to define the ore limits of the 17 existing stope blocks developed by the mine's former owner. A total of 18,000 feet of drilling is planned from this level for the balance of the fiscal year.

From commencement of production on May 14, 2002 until July 31, 2002, the Company produced 6,754 ounces of gold which as of July 31, 2002 was in inventory and valued at $2,444,236. A total of 68,581 tons of tailings at an average grade of 0.12 ounces per ton were processed in addition to 7,200 tons of hard rock at a grade of 0.14 ounces per ton with recoveries at 72.7 % and 91.8 % respectively. In the months of August through October, the Company will continue to process the approximately 45,000 tons of tailings that remain and all accessible surface ore. During the upcoming quarter, development and mining will commence from the Lake Shore ramp which will be rehabilitated to permit additional exploration as well. In the second half of the fiscal year development and mining will commence from Shaft #3 as well.

On May 30, 2002 the Company retained DSK Consulting Ltd. ("DSK") to provide it with investor relations services for an initial term of one year. These services will involve DSK acting as the Company's investor relations advisor and liaison to the Canadian investment community. The Company will pay DSK remuneration of $3,000 per month. In addition DSK has been granted a stock option to purchase 35,000 shares at a price of $2.45 per share exercisable for a period equal to the lesser of the term of DSK's retainer or five years. The option vests incrementally over a period of one year. The principal of DSK is Scott Koyich of Calgary, Alberta.

Results of Operations

The Company produced 6,754 ounces of gold during the first quarter, however, no gold sales were registered and the Company incurred a loss for the three months ended July 31, 2002 of $1,159,027 or $0.06 per share compared to a loss of $112,126 or $0.01 per share in 2001. The increased loss occurred due to the increased operational and administrative activity during the period from rehabilitating the Kirkland Lake properties, purchased during December 2001, and the commencement of commercial production during the current period.

Operating Expenses

During the three months ended July 31, 2002, the Company incurred $118,261 on consulting fees (2001-$46,001), $503,240 on exploration (2001-$Nil), $155,215 on amortization of capital assets (2001-$Nil), $127,342 on interest and bank charges net of interest earned (2001-($4,481)), $36,149 on amortization of finance fees (2001-$Nil), $78,373 on investor and shareholder relations (2001-$313), $10,462 on transfer agent and listing fees (2001-$1,346), $95,276 on legal and audit fees (2001-$3,571), $34,709 on general and administrative costs and capital tax (2001-$10,758).

Liquidity and Capital Resources

The Company's cash balance at July 31, 2002 was $2,989,495, a decrease of $679,895 from April 30, 2002, and had a working capital deficiency of $399,520. This cash decrease was mainly due to a $2,000,00 property payment (refer to Note 3 of the financial statements). During the quarter, the issue of share capital provided $2,217,660, net of share issue costs and the issue of convertible loans provided $2,475,000, net of financing costs. A total of $2,272,996 was spent on operating activities, $902,007 for mineral property rehabilitation costs and $197,552 for the purchase of capital assets. These operating activities consisted of mining, milling, consulting, exploration, investor and shareholder relations, legal and audit and general administrative expenses relating to the Company's Kirkland Lake properties.

On June 11, 2002 the Company issued convertible loans totalling $2,500,000. The loans have a term of one year with interest at a rate of 10% per year. The principal amount of the loans is convertible, at the lenders' option, into common shares at a rate of $4.00 per share and the accrued interest is convertible at that rate equal to the greater of $4.00 per share or such rate required by the TSX Venture Exchange (formerly the Canadian Venture Exchange) (the "TSX-V"). At the Company's option the maturity date of the loans may be extended for a further year by the issuance to the lenders of special warrants convertible into 125,000 common shares of the Company. If the Company elected this option as of July 31, 2002, the working capital would have been $2,018,886 rather than a working capital deficiency of $399,520. The lenders received special warrants convertible into 125,000 shares as a bonus for making the loans. The Company paid a finder's fee of $25,000 in connection with the loans.

On June 21, 2002 the Company completed the sale, by way of private placement, of 1,000,000 common shares for gross proceeds of $2,350,000. The Agent received a cash commission of $152,750 and an option to purchase 100,000 shares of the Company for two years at $2.35 per share.

Management estimates that funds on hand and anticipated revenue from operations will be sufficient to meet the Company's obligations for the remainder of the 2003 fiscal year, ending April 30, 2003.

Risks and Uncertainties

The profitability of the Company is affected by business risks including the price of gold and foreign exchange rates, principally the change in the exchange rate between the Canadian dollar and the United States dollar.

The Company's mining operations and development and exploration activities are affected by various laws and regulations, including those which cover environmental, health and safety matters. Existing legislation and regulations are subject to change, the impacts of which are difficult to measure. It is the policy of the Company to maintain safe working conditions at its work site, comply with health and safety legislation, maintain equipment and premises in safe condition and ensure that all employees comply with safety procedures.

Related Party Transactions

A fee of $3,500 per month is paid for office facilities and administrative services to a company related by virtue of directors in common (refer to Note 11 of the financial statements). During the three months ended July 31, 2002, the Company paid the related company a further fee of $7,500 for additional services.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOXPOINT RESOURCES LTD.
(the Registrant)

Date: September 27, 2002

By: [signature]
Signature

Sandra Lee — Secretary
Name* — Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the *Securities Exchange Act of 1934.*

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or
(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or
(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.